EXHIBIT 99.1

Golar LNG Limited & Golar LNG Partners L.P. announce organizational changes

Golar LNG Limited (“Golar” or “the Company”) announces today that, after almost 20 years of service with the Golar group Graham Robjohns has decided to step down from his position as Chief Financial Officer. In order to facilitate a smooth transition, Mr. Robjohns will remain in his current position until April 30, 2020 while the search for his replacement proceeds.

Additionally, Golar LNG Partners L.P. ("Golar Partners") announces today that with immediate effect Mr. Brian Tienzo will step down as Chief Executive officer of Golar Partners and will focus full time on Golar group financings. Mr. Robjohns will take on the role of Golar Partners CEO until April 30, 2020 while the search for a permanent replacement proceeds.

Graham Robjohns commented, “The journey with Golar from a small LNG shipping company with 6 ships to where we are today has been exciting, interesting, challenging and fun in equal measure. Golar has a wonderful team of highly talented people and the opportunities to create a very successful next chapter for Golar. After 20 years however, I feel the time is now right for change and for me to seek new challenges outside of Golar. I wish the Company well and look forward to seeing it flourish”.

Chairman of Golar MLP Tor Olav Troim says in a comment: “Graham has been a very important part of the management team since Golar LNG was listed in 2000. He has had several key management positions in the group and has always worked extremely hard and delivered superior and diligent services to the group. These services have been critical in the transformation of Golar from an LNG Shipping company to today’s LNG infrastructure company”.

Graham will in the next six months as CEO for Golar MLP be given a special task to look at structural opportunities to optimize the value of the assets and the large order backlog in Golar MLP.

The Board of Golar LNG is further pleased that we have been able to retain Brian Tienzo in the Group. Brian has been instrumental in arranging most of Golars debt facilities and is, based on his experience and dedication, a very important part of the Golar management team going forward.

Golar Partners also announces that the Partnership's General Partner has appointed Ms. Georgina Sousa as a replacement for Mr. Michael Ashford as one of the General Partner’s three appointed Directors. Mr. Ashford is also retiring as Company Secretary and will be replaced by Ms. Sousa. The Board wishes Michael well in his retirement and thanks him for his service to the Company.

Hamilton, Bermuda

October 1st, 2019

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act